October 9, 2006

Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Specialty Underwriters' Alliance, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 6, 2006 File No. 000-50891

Dear Mr. Rosenberg:

We are writing in response to the Staff’s comment letter dated September 29, 2006 related to the above-referenced Form 10-K (the “Comment Letter”). In the Comment Letter, you have requested that we notify the Staff regarding when we will provide the information requested in the Comment Letter within 10 business days of the date of the Comment Letter. In accordance with this request, we hereby notify the Staff that we will provide the information requested in the Comment Letter not later than November 3, 2006.

Please do not hesitate to call me at (312) 277-1602 with any questions you might have.

Sincerely yours,

/s/ Peter E. Jokiel

Peter E. Jokiel
Executive Vice President, CFO

cc: Christopher J. Doyle, Esq., Stroock & Stroock & Lavan LLP